Exhibit 99.59
Theratechnologies announces results for the third quarter 2010
Lower burn rate and solid financial position
Montréal, Canada — October 12, 2010 - Theratechnologies (TSX: TH) today announced its financial results for the third quarter ended August 31, 2010. For reference, the Management’s Discussion and Analysis for the third quarter 2010 with the associated Financial Statements can be found at www.theratech.com/en/investor-relations/financial-reports-theratechnologies.php or at www.sedar.com.
Third quarter financial highlights included:
➢	Consolidated revenues of $2,152,000

➢	Burn rate of $2,629,000 and an adjusted burn rate of $4,340,000

➢	Liquidity of $43,933,000 as at August 31, 2010
“Operating and financial results are in line with the objectives of the Company,” noted Mr. Luc Tanguay, Senior Executive Vice President & CFO of Theratechnologies. “With close to $44 million in liquidities and an adjusted burn rate 32% lower than the third quarter of 2009, we are in a good position to pursue our business plan,” Mr. Tanguay added.
Financial Highlights
For the three- and nine-month periods ending August 31, 2010:
➢	Consolidated revenues amounted to $2,152,000 for the quarter and $6,673,000 for the nine-month period, compared to $13,148,000 and $17,474,000 for the corresponding periods in 2009. The higher revenues in 2009 are due to the receipt of a milestone payment of $10,884,000 in the third quarter of 2009 associated with the U.S. Food and Drug Administration (“FDA”) agreement to review the New Drug Application (“NDA”) for tesamorelin, pursuant to the collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”).

➢	Research and development (“R&D”) expenses are significantly lower than those of the previous year, reflecting the completion of the tesamorelin Phase 3 clinical program in 2009. Before tax credits, R&D expenses totalled $2,930,000 for the quarter and $11,298,000 for the nine-month period, compared to $5,681,000 and $17,692,000 for the corresponding periods in 2009, representing decreases of 48% and 36% respectively. The R&D expenses incurred in the third quarter of 2010 are mainly related to the primary objective of the Company, which is to obtain the regulatory approval of tesamorelin for the treatment excess abdominal fat in HIV-infected patients with lipodystrophy in the United States.

➢	General and administrative expenses amounted to $2,225,000 for the quarter and $6,083,000 for the nine-month period, compared to $1,337,000 and $5,515,000 for the corresponding periods in 2009. The increase in general and administrative expenses is principally due to professional fees associated with the recruitment of the new President and Chief Executive Officer, a variation in stock-based compensation expense and foreign exchange rate fluctuations. The higher expenses in the nine-month period are principally due to heightened communication activities related to the FDA Advisory Committee meeting as well as an increase in other administrative expenses partially offset by a reduction in the loss on foreign exchange. The increase for the nine-month period is less, in relative terms, than that of the third quarter because of costs associated with revising the Company’s business plan incurred in early 2009.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

➢	Selling and market development expenses amounted to $521,000 for the quarter and $1,901,000 for the nine-month period compared to $495,000 and $1,516,000 for the corresponding periods in 2009. The increase in the selling and market development expenses is principally due to business development and market research studies for territories outside the United States. These expenses also include activities associated with the management of the collaboration and licensing agreement with EMD Serono.

➢	Net loss recorded by the Company was $3,277,000, representing $0.05 per share for the quarter and $12,367,000 representing $0.20 per share for the nine-month period compared to net earnings of $5,824,000 representing $0.10 per share and a net loss of $10,360,000 representing $0.17 per share for the corresponding periods in 2009. The profit recorded in the third quarter of 2009 was due to the receipt of a milestone payment of $10,884,000 associated with the FDA’s agreement to review the NDA for tesamorelin, pursuant to the collaboration and licensing agreement with EMD Serono.

➢	Financial Position
•	At August 31, 2010, liquidities, which include cash and bonds, amounted to $43,419,000, and tax credits receivable amounted to $514,000, for a total of $43,933,000.

•	The burn rate from operating activities, excluding changes in operating assets and liabilities, was $2,629,000 in the quarter and $10,877,000 for the nine-month period compared to a cash flow of $6,186,000 and a burn rate of $9,214,000 for the corresponding periods in 2009. Excluding the revenues and fees associated with the agreement with EMD Serono, the adjusted burn rate from operating activities, excluding changes in operating assets and liabilities, was $4,340,000 in the quarter and $16,011,000 for the nine-month period compared to $6,410,000 and $20,678,000 for the corresponding periods in 2009.

•	In light of a lower expense level and cost control measures, the Company anticipates that the adjusted burn rate for 2010 will be between $22,000,000 and $23,000,000, and thus will be less than the initially forecasted adjusted burn rate of $24,000,000.
Non-GAAP Measures
The Company uses measures that do not conform to Canadian Generally Accepted Accounting Principles (“GAAP”) to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, these measures should not be considered in isolation. The Company uses non-GAAP measures such as adjusted net loss and the adjusted burn rate from operating activities before changes in operating assets and liabilities, to measure its performance from one period to the next without including changes caused by certain items that could potentially distort the analysis of trends in its operating performance, and because such measures provide meaningful information on the Company’s financial condition and operating results. Please refer to the Management’s Discussion and Analysis for the three- and nine-month periods ended August 31, 2010 for more details on how these non-GAAP measures are calculated.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application (“NDA”) to the U.S. Food and Drug Administration (“FDA”), seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States through an agreement with EMD Serono, Inc. for HIV-associated lipodystrophy. Moreover, Theratechnologies’ growth strategy will also derive from the commercialization of tesamorelin in other markets for HIV-associated lipodystrophy, as well as from the development of clinical programs for tesamorelin in other medical conditions.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the potential decrease in the adjusted burn rate for 2010, the growth strategy of the Company by way of the commercialization of tesamorelin in the U.S. market as well as in other markets, and the development of tesamorelin for the treatment of other medical conditions. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that unexpected expenses increase the adjusted burn rate, that the FDA does not approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, that the Company is unable to commercialize tesamorelin in other markets because, among other reasons, the non-approval of tesamorelin in those markets or the non-acceptance of the product in those markets, and that the results of clinical studies for the development of tesamorelin for the treatment of other medical conditions are inconclusive, resulting in the termination of these studies.
Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption, among others, that the FDA and regulatory agencies in other countries will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, sales of tesamorelin in the United States and in other markets will be successful, and that the results of clinical studies for the development of tesamorelin for the treatment of other medical conditions will be conclusive.
Consequently, all of the forward-looking information is qualified by the foregoing cautionary statements and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operations. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of release of this press release.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on these risks and descriptions of these risks are disclosed in the “Risks and Uncertainties” section of the Company’s Annual Information Form, dated February 23, 2010, for the year ended November 30, 2009.

Information:
Andrea Gilpin
Vice President, IR & Communications
Phone: 514-336-7800, ext. 205
communications@theratech.com
Luc Tanguay
Senior Executive Vice President and
Chief Financial Officer
Phone: 514-336-7800, ext. 204
ltanguay@theratech.com

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